Filed by MuleSoft, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934

Subject Company: MuleSoft, Inc.

(Commission File No. 001-38031)

The following communications are being filed in connection with the acquisition of MuleSoft, Inc. by salesforce.com, inc.

Contents:

Terms of the acquisition

The shares you already own

Vested and exercisable stock options

Unvested stock options

Unvested RSUs

ESPP

New grants

Example Scenarios

ISO Treatment (US Employees)

These FAQs are being provided to you for information purposes only and shall not serve as an amendment or modification of any of your equity awards. Any information contained in these FAQs is qualified in its entirety by the terms of the merger agreement between MuleSoft and salesforce dated March 20, 2018 and the terms of your equity awards. These FAQs are not intended to provide tax advice and you should consult with your individual tax advisor regarding the tax treatment of your stock and equity compensation in connection with the exchange offer and merger.

I.	Terms of the acquisition

MuleSoft stock (MULE) will be acquired by salesforce (CRM) for a mix of cash and CRM shares. Salesforce will be paying $36 in cash and 0.0711 shares of CRM in exchange for each share of MULE tendered in the tender offer. We anticipate the transaction to close between May and July, but it could potentially take longer.

II.	The shares you own

Q: What happens to the shares of MULE I already own?

A: In the coming weeks, salesforce will launch an exchange offer to purchase MULE stock. All current shareholders who participate in the exchange offer will receive the merger consideration for their participating MULE shares. The per share merger consideration consists of the following:

$36/share in cash

0.0711 CRM shares

Fractional shares will be paid out in cash

Q: When will the exchange offer occur? How do I find more information?

A: Teams at salesforce and MuleSoft are working through the details of the exchange offer now. We will share additional communication and detailed documentation in a few weeks. We do not know the exact timing, so stay tuned for more information.

III.	Vested and Exercisable Stock Options

Q: Can I exercise my vested stock options now?

A: Yes. Subject to any MuleSoft policies that apply to you, including our Insider Trading Policy, you may continue to exercise your vested stock options through Schwab. If you need assistance with exercising your stock options see the FAQ on MuleyLife or contact Schwab directly.

Remember, our trading window is currently closed. You may not sell your shares at this time. For information on our trading windows please see the annual trading calendar posted on MuleyLife.

Q: Do we anticipate a freeze on the ability to exercise stock options in the future?

A: Yes. We will need to halt exercise activity prior to the closing of the exchange offer. We do not know when that will occur quite yet, but we will let you know as soon as we can. At the closing, for then-current employees, all outstanding stock options (vested or unvested) will be assumed by salesforce and converted into CRM options based on a conversion ratio to be calculated shortly before closing.

Q: If I exercise my vested stock options now may I sell my purchased shares in the exchange offer?

A: Yes. Salesforce will pay the merger consideration for any shares you own and subsequently sell in the exchange offer. The per share merger consideration will consist of the following:

$36/share in cash

0.0711 CRM shares

Fractional shares will be paid out in cash

Q: What happens to my vested stock options if I don’t exercise them before closing?

A: At the closing, for then-current employees, all outstanding stock options (vested or unvested) will be assumed by salesforce and converted into CRM options based on a conversion ratio to be calculated shortly before closing. The terms of your assumed options, including the vesting schedule and the type of stock option you have (ISO or NQ), will remain the same.

The number of CRM stock options you will receive will be determined by multiplying the number of MULE stock options you have at closing by the conversion ratio and rounding down to the nearest whole share. Fractional shares will not be issued.

The exercise price of your assumed options will be calculated by dividing the exercise price of your MULE stock options by the conversation ratio, and rounding up to the nearest whole cent.

Here’s an example of how the conversion will work if we assume the conversion ratio is .3587:

You have 1,000 vested MULE stock options with a $7 exercise price

1,000 MULE x .3587 = 358 CRM stock options

$7 exercise price/.3587 = $19.52 exercise price

You will end up with 358 vested stock options to purchase CRM stock with a $19.52 exercise price.

Please note that the conversion ratio is unknown at this time and could be greater or less than the conversion ratio used in the example above.

Q: What happens to my vested stock options if my employment terminates before closing?

A: Upon a termination of employment, your vested MULE stock options remain exercisable for the post termination exercise period provided in your option agreement. At closing, if you have terminated employment and your vested stock options have not been exercised and remain outstanding, they will be cancelled and you will receive a cash payment for each share. The cash payment is calculated based on a formula in the merger agreement, which is tied to CRM’s stock price at closing. As a result, it cannot be calculated at this time. However, the cash payment will equal the approximate cash value of the per share merger consideration, less the per share exercise price, and less applicable taxes as required.

IV.	Unvested Stock Options

Q: What happens to my unvested MULE stock options at close?

A: At the closing, for then-current employees, all outstanding stock options (vested or unvested) will be assumed by salesforce and converted into options to purchase CRM common stock based on a conversion ratio to be calculated shortly before closing. The terms of your assumed options, including the vesting schedule and the type of stock option you have (ISO or NQ), will remain the same.

The number of CRM stock options you will receive will be determined by multiplying the number of MULE stock options you have at closing by the conversion ratio and rounding down to the nearest whole share. Fractional shares will not be issued.

The exercise price of your assumed options will be calculated by dividing the exercise price of your MULE stock options by the conversation ratio, and rounding up to the nearest whole cent.

Here’s an example of how the conversion will work if we assume the conversion ratio is .3587:

You have 1,000 unvested MULE stock options with a $7 exercise price

1,000 MULE x .3587 = 358 CRM stock options

$7 exercise price/.3587 = $19.52 exercise price

You will end up with 358 unvested stock options to purchase CRM stock (currently valued at ~$116) with a $19.52 exercise price.

Please note that the conversion ratio is unknown at this time and could be greater or less than the conversion ratio used in the example above.

Q: What happens to my unvested stock options if my employment terminates before closing?

A: Your unvested stock options will be cancelled upon your termination of employment. Please see above for a description of the treatment of the vested portion of your stock options.

V.	Unvested RSUs

Q: What happens to my unvested RSUs at close?

A: At the closing, for then-current employees, all unvested MULE RSUs will be assumed by salesforce and converted into CRM RSUs based on the same conversion ratio that applies to stock options. The terms of your RSUs, including the vesting schedule, will remain the same.

The number of CRM RSUs you will receive will be determined by multiplying the number of MULE RSUs you have at closing by the conversion ratio and rounding up to the nearest whole share. Fractional shares will not be issued.

Here’s an example of how the conversion will work if we assume the conversion ratio is .3587:

You have 1,000 unvested MULE RSUs

1,000 MULE x .3587 = 359 CRM RSUs

You will end up with 359 unvested CRM RSUs, which will continue vesting on the same schedule you already have.

Please note that the conversion ratio is unknown at this time and could be greater or less than the conversion ratio used in the example above.

VI.	ESPP

Q: I am a current participant in the ESPP. What happens now?

A: The next purchase period will continue as scheduled unless the closing occurs on or before May 10, 2018. If the closing occurs on or before May 10, the purchase period may be shortened to a date shortly before closing. We will use all funds accumulated through payroll to purchase shares at the discounted rate on the purchase date.

If closing occurs after May 10th, we anticipate that a new purchase period will begin as scheduled. Any purchase periods in effect as of the closing will be shortened to a date prior to closing. We will provide additional information on the ESPP and any new purchase dates.

The ESPP will terminate in connection with the closing of the acquisition. Details regarding salesforce’s ESPP and your eligibility to participate will be shared at a later date.

Q: I have not enrolled in the ESPP yet. Will I be able to?

A: You will not be able to enroll in MuleSoft’s ESPP. Per the terms of the merger agreement, we will not start a new offering period for our ESPP and open enrollment will not occur in April. Details regarding salesforce’s ESPP and your eligibility to participate will be shared at a later date.

VII.	New Grants

Q: I’m a new hire. Will I still get my grant?

A: Prior to close, our intent is to follow our current practice regarding new hire grants which are currently made on a monthly basis, subject to approval by our compensation committee or equity grant committee. The dollar amount in your offer letter will be converted to a number of RSU shares based on MULE’s stock price. After the closing date, any new hire grants will be made by salesforce in accordance with their grant approval process.

Q: I was recently promoted and told I will receive a grant with my promotion. How will this work?

A: Prior to close, our intent is to follow our current practice regarding promotion grants which are currently made on a monthly basis, subject to approval by our compensation committee or equity grant committee. The dollar amount for your promotion grant will be converted to a number of RSU shares based MULE’s stock price. After the closing date, any promotion grants will be made by salesforce in accordance with their grant approval process.

Example Scenarios

These examples are provided for illustrative purposes only. The estimated conversion ratio and assumed parent trading price used in these examples may be less than or greater than the amounts used in these examples.

Scenario #1

Today, Max the Mule has a grant of 1,000 stock options at $7 exercise price.

Max exercises 300 shares on March 30, 2018.

Estimated Conversion Ratio at Closing: .3587

Max participates in the tender off and tenders 300 owned shares.

Merger Consideration for Owned Shares: $36 in cash, .0711 in CRM Stock

Assumed salesforce price for purposes of cashing out fractional shares: $125.44

	Vested & Exercisable Options	MULE Shares Owned	Unvested Options	Merger Consideration Payable for MULE Shares Owned
Today	500	0	500	N/A
March 30, 2018	200	300	500	N/A
At Closing	71 with $19.52 exercise price	0	179 with $19.52 exercise price	$10,841.40 + 21 CRM shares

Scenario #2

Maxine the Mule has 350 shares she purchased through the ESPP program in November 2017.

Maxine also has 50 shares that she received when her RSU vested in February 2018.

Altogether, she owns 400 shares of MULE stock.

Maxine participates in the tender off and tenders 400 owned shares.

Merger Consideration for Owned Shares: $36 in cash, .0711 in CRM Stock

Assumed salesforce price for purposes of cashing out fractional shares: $125.44

	MULE Shares Owned	Merger Consideration Payable for MULE Shares Owned
Today	400	N/A
At Closing	0	$14,455.19 + 28 CRM shares

Scenario #3

Max the Mule has 1,000 unvested RSUs

Estimated Conversion Ratio at Closing: .3587, Rounded up to the nearest whole share

Unvested RSUs
Today	1000
At Closing	359

Important Information around ISO Shares

If you joined MuleSoft prior to our IPO and are based in the US, you likely received a grant of Incentive Stock Options (ISOs) during your employment. ISOs carry preferred tax treatment if you hold shares for certain periods of time. More information on how ISOs work can be found here on MuleyLife.

This FAQ is intended to address what happens with ISO shares you have exercised and are still holding, assuming you participate in the exchange offer. These FAQs only discuss the federal tax treatment of your shares and do not discuss any state or local taxes that may apply. This is not an analysis of your individual tax position and it is not tax advice. Please consult a tax advisor to understand your individual tax position, which may vary based on your individual facts and circumstances.

Q: I exercised my ISO shares over 1 year ago. What happens at closing?

A: If you have been holding your shares for more than 1 year at the time of closing and more than 2 years from the date of grant you can expect the following to occur:

•	The merger consideration will be paid out as follows:

$36/share in cash

0.0711 CRM shares

Fractional shares will be paid out in cash

•	Receiving the merger consideration is a considered a qualified disposition.

•	When you file your 2018 taxes you will owe long term capital gains tax on the difference between the merger consideration and what you paid for the shares at exercise.

•	If you paid AMT for the year in which you exercised you may have a credit toward the long term capital gains owed. Consult your tax advisor.

Q: I exercised my ISO shares less than 1 year ago. What happens at closing?

A: If you have not held your shares for more than 1 year at the time of closing you can expect the following to occur:

•	The merger consideration will be paid out as follows:

$36/share in cash

0.0711 CRM shares

Fractional shares will be paid out in cash

•	Receiving the merger consideration is considered a disqualified disposition.

•	The difference between the value of the shares on the exercise date and the exercise price will be ordinary income to you.

•	When you file your 2018 taxes you will owe short term capital gains tax on the difference between the merger consideration and what you paid for the shares at exercise.

•	If you paid AMT for the year in which you exercised you may have a credit toward the short term capital gains owed. Consult your tax advisor.

Forward-Looking Statements

This communication contains forward-looking information related to salesforce.com, inc., MuleSoft, Inc. and the acquisition of MuleSoft, Inc. by salesforce.com, inc. that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, salesforce.com, inc.’s and MuleSoft, Inc.’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of salesforce.com, inc. and MuleSoft, Inc., and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of salesforce.com, inc. and MuleSoft, Inc. to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of MuleSoft, Inc.’s shares being validly tendered into the exchange offer to meet the minimum condition; salesforce.com, inc.’s and MuleSoft, Inc.’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; salesforce.com, inc.’s ability to successfully integrate MuleSoft, Inc.’s operations; salesforce.com, inc.’s ability to implement its plans, forecasts and other expectations with respect to MuleSoft, Inc.’s business after the completion of the transaction and realize expected synergies; business disruption following the transaction; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative effects of this announcement or the consummation of the proposed transaction on the market price of salesforce.com, inc.’s common stock and on salesforce.com, inc.’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; the pace of change and innovation in enterprise cloud computing services; the competitive nature of the market in which salesforce.com, inc. and MuleSoft, Inc. participate; salesforce.com, inc.’s and MuleSoft, Inc.’s service performance and security, including the resources and costs required to prevent, detect and remediate potential security breaches; the expenses associated with new data centers and third-party infrastructure providers; additional data center capacity; salesforce.com, inc. and MuleSoft, Inc.’s ability to protect their intellectual property rights and develop their brands; dependency on the development and maintenance of the infrastructure of the Internet; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; the uncertainties inherent in research and development; competitive developments and climate change.

Further information on these and other risk and uncertainties relating to salesforce.com, inc. and MuleSoft, Inc. can be found in their respective reports on Forms 10-K, 10-Q and 8-K and in other filings salesforce.com, inc. and MuleSoft, Inc. make with the SEC from time to time and available at www.sec.gov. These documents are available under the Financials heading of the Investor Relations section of the salesforce.com, inc.’s website at www.salesforce.com/investor and under the SEC filings heading of the Investors section of MuleSoft, Inc.’s website at https://investors.mulesoft.com/.

The forward-looking statements included in this communication are made only as of the date hereof. salesforce.com, inc. and MuleSoft, Inc. assume no obligation and do not intend to update these forward-looking statements, except as required by law.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that salesforce.com, inc. and its acquisition subsidiary and MuleSoft, Inc. will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce.com, inc. and its acquisition subsidiary will file a tender offer statement on Schedule TO, salesforce.com, inc. will file a registration statement on Form S-4 and MuleSoft, Inc. will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. MULESOFT, INC. STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MULESOFT, INC. SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all MuleSoft, Inc. stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC bysalesforce.com, inc. will be available free of charge under the Financials heading of the Investor Relations section of salesforce.com, inc.’s website atwww.salesforce.com/investor. Copies of the documents filed with the SEC by MuleSoft, Inc. will be available free of charge under the SEC filings heading of the Investors section of MuleSoft, Inc.’s website at https://investors.mulesoft.com/.

In addition to the Solicitation/Recommendation Statement, Offer to Exchange, related Letter of Transmittal and certain other exchange offer documents, salesforce.com, inc. and MuleSoft, Inc. file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed bysalesforce.com, inc. and MuleSoft, Inc. at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. salesforce.com, inc.’s and MuleSoft, Inc.’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.